Exhibit 1
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or otherwise transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this Circular together with the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION
PROPOSED ACQUISITIONS OF CERTAIN ASSETS AND
BUSINESS FROM UNICOM PARENT AND NETCOM PARENT
Financial Adviser to China Unicom (Hong Kong) Limited
Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders of China Unicom (Hong Kong) Limited
All capitalised terms used in this Circular have the meanings set out in the section headed “Definitions” on pages 1 to 6 of this Circular.
A letter from the Board is set out on pages 7 to 27 of this Circular. A letter from the Independent Board Committee containing its advice to the Independent Shareholders in respect of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made is set out on pages 28 to 29 of this Circular. A letter from Rothschild, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made is set out on pages 30 to 42 of this Circular.
A notice convening the EGM to be held at The Island Ballroom C, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 14 January 2009 at 3:30 p.m. is set out on pages N-1 and N-2 of this Circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed on it as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.
22 December 2008

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FORWARD-LOOKING STATEMENTS
All statements, other than statements of historical facts included in this Circular, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These forward-looking statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known or unknown risks and uncertainties.
Accordingly, actual results may differ materially from information contained in such forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MIIT, or any changes in the regulatory policies of MIIT, SASAC and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of 3G mobile telecommunications; the results of the on-going restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; the effect of the Company’s restructuring and the integration of the Company and China Netcom following the completion of the merger; the results of the Proposed Acquisitions and the lease by Unicom China of the telecommunications networks in Southern China from Unicom New Horizon; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Shareholders, holders of ADSs and investors should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

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DEFINITIONS
In this Circular, unless the context otherwise requires, the following expressions have the meanings set out below:

“2-Step Approach”	the approach to be adopted in the entering into of all connected transactions of the Company that require the approval of the Independent Shareholders, details of which are set out in paragraph 2(b) headed “The Proposed Acquisitions — Details of the 2-Step Approach” in the Letter from the Board

“3G”	third generation mobile system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum

“Acquisition Agreement”	the agreement dated 16 December 2008 entered into between Unicom Parent, Netcom Parent and Unicom A Share Company (the rights and obligations of Unicom A Share Company under that agreement to be subsequently transferred to Unicom China) pursuant to which Unicom A Share Company agreed to acquire the Target Assets and Business

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Appraiser”	(China Enterprise Appraisals), a qualified appraiser in the PRC which is independent of the Company, Netcom Parent, Unicom Parent and Unicom A Share Company

“associate”	has the meaning given to it in the Listing Rules

“Board”	the board of directors of the Company

“CDMA”	Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication

“China Netcom”	China Netcom Group Corporation (Hong Kong) Limited , a company incorporated under the laws of Hong Kong and which became a wholly-owned subsidiary of the Company on 15 October 2008 pursuant to the merger of the Company and China Netcom

“CICC”	China International Capital Corporation Hong Kong Securities Limited, the financial adviser to the Company in connection with the Proposed Acquisitions and the Lease

DEFINITIONS

“Circular”	this circular dated 22 December 2008

“CITC”	(China Information Technology Designing & Consulting Institute), a limited liability company incorporated under the laws of the PRC, and a wholly-owned subsidiary of Unicom Parent

“Company”	China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning given to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company, the notice of which is set out on pages N-1 and N-2 of this Circular, and any adjournment thereof

“GAAP”	Generally Accepted Accounting Principles

“Group”	the Company and its subsidiaries

“GSM”	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board comprising all the independent non-executive Directors, being Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming

“Independent Shareholders”	Shareholders other than Unicom BVI and Netcom BVI, and any of their respective associates

“Latest Practicable Date”	18 December 2008, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular

DEFINITIONS

“Lease”	the lease of the telecommunications networks in Southern China by Unicom China from Unicom New Horizon pursuant to the Network Lease Agreement, details of which are set out in paragraph 3 headed “Proposed Lease of the Telecommunications Networks in Southern China from Unicom New Horizon” in the Letter from the Board

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“MIIT”	Ministry of Industry and Information Technology of the PRC

“MOFCOM”	Ministry of Commerce of the PRC

“Netcom BVI”	China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Netcom Parent

“Netcom Parent”	(China Network Communications Group Corporation), a state-owned enterprise established under the laws of the PRC

“Network Lease Agreement”	the agreement dated 16 December 2008 entered into between Unicom China, Unicom Parent, Netcom Parent and Unicom New Horizon in relation to the Lease

“New Guoxin”	(Unicom New Guoxin Communications Limited Company), a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Parent

“Northern China”	for the purpose of this Circular, Beijing, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province

“Options”	outstanding options to acquire Shares granted under the Share Option Schemes

“percentage ratio”	has the meaning given to it in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China, but for the purpose of this Circular and for geographical reference only, references in this Circular to “China” and the “PRC” do not apply to Taiwan, the Macau Special Administrative Region and Hong Kong

“PRC GAAP”	China Accounting Standards 2006

DEFINITIONS

“Previous Transaction”	the purchase of certain assets by Unicom China from Unicom Parent, details of which are set out in the announcement of the Company dated 16 November 2007, which was completed on 31 December 2007

“Proposed Acquisitions”	the proposed acquisitions by Unicom China of the Target Assets and Business from Unicom Parent and Netcom Parent

“RMB”	Renminbi, the lawful currency of the PRC

“Rothschild”	N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisitions

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share Option Schemes”	(1) the Pre-Global Offering Share Option Scheme which was adopted by the Company on 1 June 2000, (2) the Share Option Scheme which was adopted by the Company on 1 June 2000 and (3) the Special Purpose Unicom Share Option Scheme which was adopted by the Company on 16 September 2008 and which became effective on 15 October 2008, in each case as amended from time to time

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Shareholders”	the shareholders of the Company

“Southern China”	for the purpose of this Circular, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region

DEFINITIONS

“Target Assets and Business”	(1) the telecommunications business across the 21 provinces in Southern China and the local access telephone business and related assets in Tianjin Municipality operated by Unicom Parent and Netcom Parent and/or their respective subsidiaries and branches, (2) the backbone transmission assets in Northern China owned by Netcom Parent and/or its subsidiaries, (3) a 100% equity interest in Unicom Xingye owned by Unicom Parent, (4) a 100% equity interest in CITC owned by Unicom Parent and (5) a 100% equity interest in New Guoxin owned by Unicom Parent

“Transfer Agreement”	the Transfer Agreement dated 16 December 2008 entered into between Unicom A Share Company and Unicom China pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Acquisition Agreement to Unicom China

“Unicom A Share Company”	China United Telecommunications Corporation Limited , a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Parent holds a 17.9% equity interest and Unicom A Share Company holds a 82.1% equity interest as at the date of this Circular, and the immediate controlling shareholder of the Company

“Unicom China”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established on 21 April 2000 under the laws of the PRC and a wholly-owned subsidiary of the Company

“Unicom New Horizon”	Unicom New Horizon Mobile Telecommunications Company, a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Unicom Parent

“Unicom Parent”	(China United Network Communications Group Company Limited), formerly known as (China United Telecommunications Corporation), a state-owned enterprise established under the laws of the PRC as at the date of this Circular

“Unicom Parent Group”	Unicom Parent and its subsidiaries (other than the Group) which, unless the context states otherwise, includes Unicom A Share Company and its subsidiaries

DEFINITIONS

“Unicom Xingye”	(Unicom Xingye Science and Technology Trade Company Limited), a limited liability company incorporated in 2000 under the laws of the PRC and a wholly-owned subsidiary of Unicom Parent
This Circular contains translations between Renminbi and Hong Kong dollar amounts at RMB0.88310 = HK$1, being the exchange rate prevailing on 15 December 2008. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.
The English language text of this Circular and the accompanying form of proxy shall prevail over the Chinese language text in the event of any inconsistency.

LETTER FROM THE BOARD
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)

Executive Directors:	Registered Office:
Chang Xiaobing (Chairman)	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Zuo Xunsheng	Hong Kong
Tong Jilu

Non-executive Directors:
Cesareo Alierta Izuel
Kim Shin Bae

Independent non-executive Directors:
Wu Jinglian
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
22 December 2008
To the Shareholders
Dear Sir or Madam,
CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION
PROPOSED ACQUISITIONS OF CERTAIN ASSETS AND
BUSINESS FROM UNICOM PARENT AND NETCOM PARENT
1.	INTRODUCTION
The Board refers to the announcement of the Company dated 16 December 2008 relating to the Proposed Acquisitions and the Lease.
Whether on a stand-alone basis or aggregated with the applicable percentage ratios of the Previous Transaction, the Transfer Agreement pursuant to which the Proposed Acquisitions will be

LETTER FROM THE BOARD
made constitutes a discloseable transaction and a connected transaction for the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Each of Unicom BVI and Netcom BVI and their respective associates will abstain from voting on the resolution to approve the Transfer Agreement.
The Lease constitutes a continuing connected transaction for the Company and is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.
CICC is the financial adviser to the Company in connection with the Proposed Acquisitions and the Lease.
The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made.
The purpose of this letter is to provide you with further information relating to the Proposed Acquisitions and the Lease and to seek your approval for the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this Circular.
2.	THE PROPOSED ACQUISITIONS
(a)	Introduction
On 16 December 2008, Unicom China, a wholly-owned subsidiary of the Company, agreed to acquire from Unicom Parent and Netcom Parent the Target Assets and Business, comprising (i) the telecommunications business across the 21 provinces in Southern China (but not the underlying fixed assets) and the local access telephone business and related assets in Tianjin Municipality operated by Unicom Parent and Netcom Parent and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by Netcom Parent and/or its subsidiaries, (iii) a 100% equity interest in Unicom Xingye owned by Unicom Parent, (iv) a 100% equity interest in CITC owned by Unicom Parent and (v) a 100% equity interest in New Guoxin owned by Unicom Parent.
As disclosed in the Company’s announcement dated 16 November 2008, Unicom Parent and Netcom Parent have agreed to undertake a merger. Subject to obtaining all necessary PRC approvals, it is expected that such merger will become effective in early January 2009 and before the completion of the Proposed Acquisitions. Upon such merger becoming effective, Unicom Parent will assume all the rights and obligations of Netcom Parent, all the assets, liabilities and business of Netcom Parent will be vested in Unicom Parent, and Netcom Parent will cease to exist and operate as a separate legal entity. On this basis, to the extent any assets and/or businesses to be transferred to Unicom China under the Transfer Agreement are currently owned and/or operated by Netcom Parent (and/or any of its subsidiaries), such assets and/or businesses will, on completion of the Proposed Acquisitions, be transferred to Unicom China by Unicom Parent.

LETTER FROM THE BOARD
(b)	Details of the 2-Step Approach
Under the 2-Step Approach, a relevant connected transaction of the Company involving Unicom Parent or its subsidiaries will be structured to consist of an initial agreement and a further agreement as follows:
(1)
the entering into of an initial agreement (the “Initial Agreement”) in connection with the relevant connected transaction between Unicom Parent or its subsidiaries (not including Unicom A Share Company or any of its subsidiaries) and Unicom A Share Company. The Initial Agreement will constitute a connected transaction of Unicom A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(A)	completion of the Initial Agreement will be subject to the following conditions:
•	the successful transfer of all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company (or any of its subsidiaries); and

•	the approval of the Independent Shareholders of the Further Agreement (as defined below).
The Initial Agreement would therefore only be implemented with the approval of the Independent Shareholders (in addition to the approval of the independent shareholders of Unicom A Share Company); and

(B)
Unicom Parent or its subsidiaries (not including Unicom A Share Company or any of its subsidiaries) will agree and acknowledge in the Initial Agreement that all the rights and obligations of Unicom A Share Company under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Parent or its subsidiaries for such transfer is required; and

(2)
the entering into of a further agreement between Unicom A Share Company and the Company or any of its subsidiaries (the “Further Agreement”) to transfer all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company or any of its subsidiaries. The Further Agreement will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules, but not a connected transaction of Unicom A Share Company requiring independent shareholders’ approval under PRC laws and regulations and the listing rules of the Shanghai Stock Exchange.

The Further Agreement, being a connected transaction of the Company, will be submitted to the Independent Shareholders for approval at the same time as the Initial Agreement is submitted to the independent shareholders of Unicom A Share Company for approval.

LETTER FROM THE BOARD
(c)	The Acquisition Agreement and the Transfer Agreement
Pursuant to the 2-Step Approach described above, on 16 December 2008, the following agreements were entered into:
(1)
Unicom Parent, Netcom Parent and Unicom A Share Company entered into the Acquisition Agreement (being the Initial Agreement as described above) pursuant to which Unicom A Share Company agreed to acquire the Target Assets and Business, on the basis that Unicom A Share Company has the right to transfer all of its rights and obligations under the Acquisition Agreement to Unicom China and subject to, among others, the approval of the independent shareholders of Unicom A Share Company; and

(2)
Unicom A Share Company and Unicom China entered into the Transfer Agreement (being the Further Agreement as described above) pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Acquisition Agreement to Unicom China, subject to the approval of the Independent Shareholders and the satisfaction (or, if applicable, waiver) of all of the other conditions to the completion of the Proposed Acquisitions.

(d)	Key Terms of the Proposed Acquisitions
Target Assets and Business
The Target Assets and Business comprise the following:
(1)
all existing business contracts in respect of the telecommunications business in Southern China currently operated by Unicom Parent and Netcom Parent and/or their respective subsidiaries and branches, including, without limitation, the rights and obligations arising from all the supply contracts, sales contracts as well as employee contracts that are necessary for the on-going operation of the telecommunications business in Southern China, but not the underlying fixed assets, and the local access telephone business in Tianjin Municipality currently operated by the Tianjin Municipal branch of Unicom Parent and the related fixed assets (other than land and buildings) necessary for the operation of such local access telephone business;

(2)	the backbone transmission assets in Northern China currently owned by Netcom Parent and/or its subsidiaries; and

(3)	a 100% equity interest in each of Unicom Xingye, CITC and New Guoxin currently owned by Unicom Parent.
Further information on the Target Assets and Business is set out in paragraph 2(f) headed “The Proposed Acquisitions — Further Information on the Target Assets and Business” and paragraph 2(g) headed “The Proposed Acquisitions — Financial Information and Appraised Value of the Target Assets and Business” below.

LETTER FROM THE BOARD
Consideration
The total consideration for the Proposed Acquisitions is RMB6.43 billion (equivalent to HK$7.28 billion). The consideration was determined after arm’s length negotiations with reference to a number of factors, including, among others, the appraised value of the Target Assets and Business (where applicable), the long-term growth prospects, current and future earnings potentials, current financial position and investment needs in respect of the Target Assets and Business as well as the reasons and benefits as described below.
In addition, the consideration payable for certain Target Assets and Business remains subject to further adjustments (whether upward or downward) pending the approval by SASAC. If the difference as a result of such adjustments (whether upward or downward) between (i) the final consideration for the Proposed Acquisitions, reflecting the SASAC approved amount of the consideration for such Target Assets and Business and (ii) the amount of the consideration for the Proposed Acquisitions as disclosed in this Circular exceeds RMB300 million (equivalent to HK$340 million), the parties will re-negotiate the consideration for the Target Assets and Business. In the event of such re-negotiation, the Company will re-comply with the disclosure and/or independent shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules in respect of the Proposed Acquisitions.
The Target Assets and Business were either developed by Unicom Parent and/or Netcom Parent or formed an integral part of the assets and businesses previously acquired by Unicom Parent and/or Netcom Parent. As such, there was no original and/or ascertainable purchase cost paid by Unicom Parent and/or Netcom Parent in respect of the Target Assets and Business.
The consideration will be paid in full in cash on completion of the Proposed Acquisitions and will be satisfied in full from the Company’s internal funds.
Conditions Precedent
Completion of the Proposed Acquisitions is subject to the satisfaction of the following conditions:
(1)
the approval from SASAC for the transfer of the Target Assets and Business (where applicable) and completion of the filing with SASAC of the valuation reports prepared by the Appraiser in respect of certain Target Assets and Business;

(2)	the approval from the Independent Shareholders for the Transfer Agreement pursuant to which the Proposed Acquisitions will be made;

(3)	the approval from MIIT on the change of business scope of Unicom China;

(4)	the approval from MOFCOM for the amendments to the articles of association and the change of business scope of Unicom China;

LETTER FROM THE BOARD
(5)	the approval from the independent shareholders of Unicom A Share Company for the Proposed Acquisitions and the Lease;

(6)	the Lease pursuant to the Network Lease Agreement becoming effective;

(7)	the successful transfer of the telecommunications networks in Southern China from Unicom Parent and Netcom Parent to Unicom New Horizon; and

(8)
there being no material adverse change in the financial position, business operations and prospects of any of the Target Assets and Business during the period from the relevant base dates of the valuation reports prepared by the Appraiser to the date of completion of the Proposed Acquisitions.

The conditions in sub-paragraphs (2) and (5) above cannot be waived.
Completion
Subject to the satisfaction (or, if applicable, waiver) of the conditions set out above, completion of the Proposed Acquisitions is expected to take place on 31 January 2009. In the event any of the conditions as set out above is not satisfied (or, if applicable, waived) by 31 January 2009 (or such other date as the parties may agree), the Transfer Agreement pursuant to which the Proposed Acquisitions will be made will lapse.
On the date of completion of the Proposed Acquisitions, the parties will use commercially reasonable efforts to allocate the rights and obligations arising from the telecommunications business in Southern China. In particular, Unicom China will be required to pay Unicom Parent and/or Netcom Parent the remaining balances of the accounts receivable and prepayments of the telecommunications business in Southern China as at the date of completion. Unicom Parent and/or Netcom Parent will be required to pay Unicom China the remaining balances of accounts payable, tax payable, unredeemed reward points, deferred revenue and salaries payable in respect of the telecommunications business in Southern China as at the date of the completion. Save for such arrangements as stated above, the profits and losses generated from the operation of the Target Assets and Business will be assumed by the Group with effect from 1 January 2009.
(e)	Commercial Reasons for and Benefits of the Proposed Acquisitions
The Board believes that the Proposed Acquisitions should enable the Company to further implement its established development strategy, offer a full spectrum of telecommunications services across the PRC from both the business and geographical perspectives, promote the integration and optimisation of its business and resources and enhance its overall competitive position with the objective of providing its subscribers with better services and creating long-term value for the Shareholders.

LETTER FROM THE BOARD
Further Strengthen the Capability of Providing Full Spectrum of Telecommunications Services across the PRC and Enhance Overall Competitive Position
If the Proposed Acquisitions are completed, the Company will gain access to the densely populated Southern China market. The Company believes that this would enable it to achieve integrated telecommunications operations across the PRC and offer a full spectrum of telecommunications services in Southern China. Moreover, the Company expects that the completion of the Proposed Acquisitions would enable the Company to further enhance its fixed-line business, in particular, broadband business, in Southern China, and further strengthen its capability to provide comprehensive voice and Internet services via both fixed-line and mobile networks. In addition, the Company intends to implement its broadband strategy through integrated planning across the PRC, thereby improving its overall competitiveness, corporate image and market position.
Integrate and Optimise Various Resources and Facilitate Strategic Integration of the Company
Since the completion of the merger of the Company with China Netcom on 15 October 2008, the Company has been integrating the business and resources of the two companies in order to create synergies arising from the merger. Following the completion of the Proposed Acquisitions, which comprise, among others, fixed-line services, customer services, telecommunications engineering design and the provision of SIM cards, the Company intends to further integrate its existing business and resources with the Target Assets and Business, which would enable the Company to further benefit from and create synergies arising from the merger of the Company with China Netcom.
Expand Size, Replenish Resources and Prepare for 3G Rollout
The Proposed Acquisitions are expected to further expand the Company’s subscriber base, replenish its marketing and network resources as well as experienced employees, for the development of various aspects of its telecommunications business so as to lay a solid foundation for the forthcoming 3G rollout.
Substantially Reduce Connected Transactions and Diminish Potential Competition between the Company and its Substantial Shareholders
Following the completion of the Proposed Acquisitions, the number of connected transactions of the Company involving the telecommunications business in Southern China, the backbone transmission assets in Northern China, CITC, Unicom Xingye and New Guoxin are expected to be substantially reduced. The Proposed Acquisitions would also diminish the potential competition between the Company and its substantial shareholders.
In summary, the Proposed Acquisitions are expected to reinforce the Company’s overall strength and improve its operational efficiency, and may further enhance the synergistic effects arising from the recent merger between the Company and China Netcom, which in turn should lay a solid foundation for the Company’s full spectrum of telecommunications services and the contemplated rollout of its 3G business when the 3G licence is issued.

LETTER FROM THE BOARD
As such, the Directors (excluding the independent non-executive Directors whose views are expressed in the letter from the Independent Board Committee set out on pages 28 and 29 of this Circular, after taking into account the advice from Rothschild, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders, set out in the letter from Rothschild on pages 30 to 42 of this Circular) believe that the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made are fair and reasonable and in the interests of the Shareholders as a whole.
(f)	Further Information on the Target Assets and Business
Information on the Telecommunications Business in Southern China and the Local Access Telephone Business in Tianjin Municipality
The telecommunications business in the 21 provinces in Southern China consists of (i) fixed-line voice communication and value-added services, including local, domestic long distance and international long distance voice communication services as well as fixed-line value-added services, (ii) broadband and other Internet-related services, including XDSL, LAN, dial-up access, wireless access and various other broadband and narrowband Internet access services, as well as broadband contents and application services and (iii) commercial and data communication services, including managerial data services and lease of network units.
The local access telephone business in Tianjin Municipality is operated by the Tianjin branch of Unicom Parent. Such business does not include long-distance call business, wireless telecommunications business and related value-added business.
As at 30 June 2008, the total number of subscribers in respect of the telecommunications business in Southern China, including the subscribers in Tianjin Municipality, amounted to approximately 13.58 million, of which the number of subscribers who subscribed for the fixed-line telephone service and the wireless local telephone service were 10.11 million and those for broadband services were 3.47 million. The operational data of the telecommunications business in Southern China, including in Tianjin Municipality, is set out below:

	As at	As at	As at
Fixed-line Telephone Service and	31 December	31 December	30 June
Wireless Local Telephone Service	2006	2007	2008

Subscribers	7,348,000	9,232,000	10,113,000
Market share[1]	3.0%	3.8%	4.3%
Note:

(1)
The market share is exclusive of those attributable to the subscribers in Tianjin Municipality. As at 30 June 2006, 2007 and 2008, the number of subscribers in Tianjin Municipality were 107,534, 99,638 and 95,898, respectively.

LETTER FROM THE BOARD

	As at	As at	As at
	31 December	31 December	30 June
Broadband Service	2006	2007	2008

Subscribers	1,446,000	2,761,000	3,471,000
Market share	4.3%	6.6%	7.3%
Information on the Backbone Transmission Assets in Northern China
The appraised value and the net book value of the backbone transmission assets in Northern China as at 30 June 2008 are RMB702 million (equivalent to HK$795 million) and RMB697 million (equivalent to HK$789 million), respectively, as set out in the asset valuation report prepared by the Appraiser and the management accounts of Netcom Parent. The backbone transmission assets mainly comprise electric cables, fibre-optic cables, pipelines and a number of transmission devices, which constitute an indispensable and core asset for the operation of telecommunications business.
Information on Unicom Xingye
Unicom Xingye is a limited liability company incorporated on 30 October 2000 under the laws of the PRC and is a wholly-owned subsidiary of Unicom Parent. The main business of Unicom Xingye is the provision of technical support, manufacturing as well as research and design of SIM cards and other telephone cards in the PRC.
Information on CITC
CITC is one of the first and largest top-grade comprehensive designing institutes founded by the former Ministry of Posts and Telecommunications of China. The history of CITC can be traced back to 16 December 1952, the date on which it was established in Beijing. CITC was registered on 11 November 1991 as a state-owned enterprise under the laws of the PRC and was subsequently converted into a limited liability company on 27 September 2008 in the PRC. CITC is a wholly-owned subsidiary of Unicom Parent. The main businesses of CITC include the provision of consultancy, survey, design and general contract services relating to information projects and construction projects in the telecommunications industry. CITC is also engaged in the design, integration and software development for information networks.
Information on New Guoxin
New Guoxin is a limited liability company incorporated on 17 September 1998 under the laws of the PRC and is a wholly-owned subsidiary of Unicom Parent. Following the completion of an intra-group restructuring of the Unicom Parent Group immediately prior to the completion of the Proposed Acquisitions pursuant to which New Guoxin will dispose of all of its subsidiaries engaged in non-core business, the main business of New Guoxin on completion of the Proposed Acquisitions will be the provision of customer services and hotline businesses.

LETTER FROM THE BOARD
(g)	Financial Information and Appraised Value of the Target Assets and Business
The following paragraphs set out certain historical financial information on the Target Assets and Business. Except for the profit before interest, tax, depreciation and amortisation, which is not a GAAP measure, the historical financial information as set out below was prepared in accordance with PRC GAAP. In addition, other than (i) the revenue and the service revenue referred to in the sub-paragraph headed “Financial Information on the Telecommunications Business in Southern China and the Local Access Telephone Business in Tianjin Municipality” and (ii) the profit before interest, tax, depreciation and amortisation, all of which are unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008 (and, in the case of CITC, for the nine months ended 30 September 2008), the historical information set out below is (a) unaudited for the financial year ended 31 December 2006 and (b) audited for the financial year ended 31 December 2007 and the six months ended 30 June 2008 (and, in the case of CITC, for the nine months ended 30 September 2008). Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical financial information as set out below, in particular, the information not falling under any GAAP measures, may not be indicative of the future operating results of the Target Assets and Business and there is no assurance that the future operating results will not be significantly different.
The following paragraphs also set out the appraised value of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality as well as each of Unicom Xingye, CITC and New Guoxin as set out in the relevant valuation report prepared by the Appraiser.
Financial Information on the Telecommunications Business in Southern China and the Local Access Telephone Business in Tianjin Municipality
On completion of the Proposed Acquisitions, all the fixed assets necessary for the operation of the telecommunications business in Southern China will be retained by the Unicom Parent Group. In particular, the telecommunications networks in Southern China will be retained by Unicom New Horizon, a wholly-owned subsidiary of Unicom Parent, and will be leased to Unicom China by Unicom New Horizon pursuant to the Network Lease Agreement, details of which are described in paragraph 3 headed “Proposed Lease of the Telecommunications Networks in Southern China from Unicom New Horizon” below. It follows that the financial information solely relating to the fixed assets associated with the telecommunications business in Southern China, in particular, the interest, depreciation and amortisation expenses for the financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008, are not meaningful to the Proposed Acquisitions. On this basis, the Company is of the view that the historical information on net profits (before and after tax) of the telecommunications business in Southern China is not applicable to the Proposed Acquisitions as such historical information has taken into account interest, depreciation and amortisation costs relating to the fixed assets necessary for the operation of the telecommunications business in Southern China, which are not the subject matter of the Proposed Acquisitions. Thus, with a view to providing the Shareholders with more meaningful financial information on the telecommunications business proposed to be acquired by Unicom China, the following table sets out (i) the unaudited revenue prepared in accordance with PRC GAAP, (ii) the unaudited service revenue prepared in accordance with PRC GAAP and (iii) the unaudited adjusted profit before interest, tax, depreciation and

LETTER FROM THE BOARD
amortisation, of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008. Shareholders, holders of ADSs and potential investors of the Company are reminded that the unaudited adjusted profit before interest, tax, depreciation and amortisation referred to in sub-paragraph (iii) above was calculated from the management accounts of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality and is not a GAAP measure. In addition, such non-GAAP figures have been adjusted for fixed assets written off and impairment, and do not take into account the financial effect of the Network Lease Agreement, details of which are described in paragraph 3 headed “Proposed Lease of the Telecommunications Networks in Southern China from Unicom New Horizon” below.

	For the year ended		For the year ended		For the six months ended
	31 December 2006		31 December 2007		30 June 2008
		HK$’000		HK$’000		HK$’000
	RMB'000	Equivalent	RMB'000	Equivalent	RMB'000	Equivalent

Revenue[1]	8,629,558	9,771,892	10,302,473	11,666,258	6,142,467	6,955,573
Service Revenue[2]	8,570,808	9,705,365	9,937,994	11,253,532	5,749,571	6,510,669
Unaudited adjusted profit before interest, tax, depreciation and amortisation[3]	454,237	514,366	493,389	558,701	964,863	1,092,587
Notes:

(1)	Revenue figures are net of the PRC business taxes and government levies and unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008.

(2)
Service revenue is revenue other than that generated by information and communication technologies services, advertising and media business, net of the PRC business taxes and government levies. Service revenue figures have been calculated from financial statements prepared in accordance with PRC GAAP but are unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008.

(3)
Refers to unaudited adjusted profit before interest, tax, depreciation, amortisation and fixed assets written off and impairment and is not a GAAP measure. Also, it does not take into account the financial effect of the Network Lease Agreement, details of which are described in paragraph 3 headed “Proposed Lease of the Telecommunications Networks in Southern China from Unicom New Horizon” below. Such figures are unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008.

The net liability of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality based on the unaudited management account of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality as at 30 June 2008 is approximately RMB1.39 billion (equivalent to HK$1.57 billion). The appraised net liability of the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality as at 30 June 2008 based on the valuation report prepared

LETTER FROM THE BOARD
by the Appraiser is approximately RMB1.37 billion (equivalent to HK$1.55 billion). Certain settlement mechanisms have been put in place in respect of the sharing of the current liabilities as at the date of completion with respect to the telecommunications business in Southern China, details of which are set out in paragraph 2(d) headed “The Proposed Acquisitions — Key Terms of the Proposed Acquisitions” above. As a result of such settlement mechanisms, it is expected that the Group will be able to acquire the telecommunications business in Southern China with an equal amount of current assets and current liabilities as at the date of the completion of the Proposed Acquisitions.
Financial Information and Appraised Value of Unicom Xingye
The following table on financial information is based on the accounts of Unicom Xingye currently owned and operated by Unicom Parent and prepared in accordance with PRC GAAP (other than the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure).

	For the year ended		For the year ended		For the six months ended
	31 December 2006		31 December 2007		30 June 2008
	(unaudited)		(audited)[2]		(audited)[2]
		HK$’000		HK$’000		HK$’000
Financial Information	RMB'000	Equivalent	RMB'000	Equivalent	RMB'000	Equivalent

Revenue	715,633	810,365	701,005	793,800	336,928	381,529
Profit before taxation	101,677	115,136	85,698	97,042	44,878	50,819
Net profit after taxation	92,171	104,372	69,788	79,026	33,679	38,138
Unaudited profit before interest, tax, depreciation and amortisation[1]	98,802	111,881	80,032	90,626	41,055	46,489
Net asset value as at 30 June 2008					406,398	460,195

Information on Valuation
Appraised value as at 30 June 2008					418,685	474,108
Notes:

(1)	Not a GAAP measure. Such figures are unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008.

(2)	Except for the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure.

LETTER FROM THE BOARD
Financial Information and Appraised Value of CITC
The following table on financial information is based on the accounts of CITC currently owned and operated by Unicom Parent and prepared in accordance PRC GAAP (other than the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure).

	For the year ended		For the year ended		For the nine months ended
	31 December 2006		31 December 2007		30 September 2008
	(unaudited)		(audited)[2]		(audited)[2]
		HK$’000		HK$’000		HK$’000
Financial Information	RMB'000	Equivalent	RMB'000	Equivalent	RMB'000	Equivalent

Revenue	318,302	360,438	374,105	423,627	389,708	441,295
Profit before taxation	53,820	60,945	75,863	85,906	98,884	111,974
Net profit after taxation	35,017	39,652	48,228	54,612	73,908	83,691
Unaudited profit before interest, tax, depreciation and amortisation[1]	66,702	75,532	103,762	117,497	130,836	148,156
Net asset value as at 30 September 2008					1,311,930	1,485,596

Information on Valuation
Appraised value as at 30					1,349,383	1,528,007
September 2008
Notes:

(1)	Not a GAAP measure. Such figures are unaudited for the two financial years ended 31 December 2006 and 2007 and the nine months ended 30 September 2008.

(2)	Except for the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure.

LETTER FROM THE BOARD
Financial Information and Appraised Value of New Guoxin
The following table on the financial information is based on the financials of the main business of New Guoxin (excluding the non-core business which will be disposed of prior to the completion of the Proposed Acquisitions), namely, the customer services and hotline businesses, which is currently owned and operated by Unicom Parent and which will be transferred to Unicom China pursuant to the Transfer Agreement, prepared in accordance with PRC GAAP (other than the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure).

	For the year ended		For the year ended		For the six months ended
	31 December 2006		31 December 2007		30 June 2008
	(unaudited)		(audited)[2]		(audited)[2]
		HK$’000		HK$’000		HK$’000
Financial Information	RMB'000	Equivalent	RMB'000	Equivalent	RMB'000	Equivalent

Revenue	1,120,920	1,269,301	1,343,191	1,520,995	711,694	805,904
Profit before taxation	47,326	53,591	231,362	261,988	104,567	118,408
Net profit after taxation	47,326	53,591	231,362	261,988	104,567	118,408
Unaudited profit before interest, tax, depreciation and amortisation[1]	253,871	287,477	448,116	507,435	223,542	253,133
Net asset value as at 30 June 2008					1,214,998	1,375,833

Information on Valuation
Appraised value as at 30 June 2008					1,161,867	1,315,669
Notes:

(1)	Not a GAAP measure. Such figures are unaudited for the two financial years ended 31 December 2006 and 2007 and the six months ended 30 June 2008.

(2)	Except for the unaudited profit before interest, tax, depreciation and amortisation, which is not a GAAP measure.
(h)	Financial Effects of the Proposed Acquisitions
For the purpose of this paragraph, the definition of the Group does not include China Netcom and its subsidiaries which existed as separate legal entities prior to the merger between the Company and China Netcom becoming effective on 15 October 2008.
Earnings
The unaudited profit before interest, tax, depreciation and amortisation for the continuing operation of the Group for the six months ended 30 June 2008 was approximately RMB15.88 billion (equivalent to HK$17.98 billion). The unaudited net profit for the continuing operation of the Group

LETTER FROM THE BOARD
for the six months ended 30 June 2008 was approximately RMB3.77 billion (equivalent to HK$4.27 billion). For the six months ended 30 June 2008, (i) the unaudited consolidated profit before interest, tax, depreciation and amortisation (excluding upfront connection fee) and (ii) the unaudited consolidated net profit of China Netcom were approximately RMB21.13 billion (equivalent to HK$23.93 billion) and RMB5.88 billion (equivalent to HK$6.66 billion), respectively. These figures are calculated or extracted from financial statements prepared under Hong Kong Financial Reporting Standards.
For the six months ended 30 June 2008, the unaudited adjusted profit before interest, tax, depreciation and amortisation attributable to the telecommunications business in Southern China and the local access telephone business in Tianjin Municipality was approximately RMB965 million (equivalent to HK$1,093 million). For the six months ended 30 June 2008, the unaudited profit before interest, tax, depreciation and amortisation and unaudited net profit of Unicom Xingye and the main business of New Guoxin, on an aggregated basis, amounted to RMB265 million (equivalent to HK$300 million) and RMB138 million (equivalent to HK$157 million), respectively. For the nine months ended 30 September 2008, the unaudited profit before interest, tax, depreciation and amortisation and unaudited net profit of CITC, amounted to RMB131 million (equivalent to HK$148 million) and RMB74 million (equivalent to HK$84 million), respectively. These figures are calculated or extracted from financial statements prepared under PRC GAAP. On completion of the Proposed Acquisitions, the Company will become the operator of the telecommunications business in Southern China and the holding company of each of CITC, Unicom Xingye and New Guoxin. As such, the financial results of the telecommunications business in Southern China, CITC, Unicom Xingye and main business of New Guoxin will be consolidated into the accounts of the Company following the completion of the Proposed Acquisitions using the pooling of interest method. On this basis, and taking into account the above historical financial information of the Target Assets and Business, the potential effect the Proposed Acquisitions may have on the existing continuing connected transactions of the Company, as well as the annual lease fees payable in respect of the Lease as described in paragraph 3 headed “Proposed Lease of the Telecommunications Networks in Southern China from Unicom New Horizon” below, the Company believes that the Proposed Acquisitions may be able to bring a positive effect on the financial results of the Company. However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical financial information as set out above may not be indicative of the future operating results of the Target Assets and Business and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisitions will bring a positive effect on the future financial results of the Company. Shareholders, holders of ADSs and potential investors should also refer to the paragraph below for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this Circular.
Gearing
As at 30 June 2008, the total unaudited cash balances (or cash equivalents) of the Group amounted to RMB6.73 billion (equivalent to HK$7.62 billion), and the Group’s unaudited gearing ratio (calculated by dividing the total liabilities by the total assets of the Group) was approximately 32.3%. As at 30 June 2008, the total unaudited cash balances (or cash equivalents) of China Netcom, on a consolidated basis, amounted to RMB4.69 billion (equivalent to HK$5.31 billion), and the unaudited gearing ratio of China Netcom (calculated by dividing the total liabilities by the total assets of China Netcom on a consolidated basis), was approximately 53.1%. The total consideration payable

LETTER FROM THE BOARD
by Unicom China for the Proposed Acquisitions is RMB6.43 billion (subject to adjustment as described in paragraph 2(d) headed “The Proposed Acquisitions — Key Terms of the Proposed Acquisitions” above) and will be paid in cash. On this basis, and taking into account the working capital and gearing position of the Group (including China Netcom and its operating subsidiaries) as stated above, as well as the cash proceeds generated by the Company from the sale of its CDMA business which was completed on 1 October 2008, the Company expects that the Proposed Acquisitions should not have a material impact on the gearing position of the Company. However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical gearing position as set out above may not be indicative of the Company’s future position with respect to its assets and liabilities and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisitions will not bring a material impact on the future gearing position of the Company. Shareholders, holders of ADSs and potential investors should also refer to the paragraph under “Forward-Looking Statements” on page ii of this Circular for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this Circular.
3.	PROPOSED LEASE OF THE TELECOMMUNICATIONS NETWORKS IN SOUTHERN CHINA FROM UNICOM NEW HORIZON
(a)	Introduction
Immediately following and subject to the completion of the Proposed Acquisitions, Unicom China will become the owner and operator of the telecommunications business across the 21 provinces in Southern China. However, as the telecommunications networks necessary for the operation of the telecommunications business in Southern China will be retained by Unicom New Horizon, a wholly-owned subsidiary of Unicom Parent, Unicom China will need to lease the telecommunications networks in Southern China from Unicom New Horizon in order for it to conduct the telecommunications business in Southern China.
On 16 December 2008, Unicom China entered into the Network Lease Agreement with Unicom Parent, Netcom Parent and Unicom New Horizon pursuant to which Unicom New Horizon will lease the telecommunications networks in Southern China to Unicom China on completion of the Proposed Acquisitions on an exclusive basis.
(b)	Key Terms of the Lease
Term of Lease
Subject to the satisfaction (or, if applicable, waiver) of the conditions described below, the Lease is for an initial term of two years effective from 1 January 2009 to 31 December 2010, and is renewable at the option of Unicom China with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the prevailing market conditions in Southern China.

LETTER FROM THE BOARD
Conditions Precedent
The Lease is conditional upon:
(1)	completion of the transfer of the telecommunications networks in Southern China from Unicom Parent and Netcom Parent to Unicom New Horizon;

(2)	the satisfaction (or, if applicable, waiver) of all the conditions as set out in paragraph 2(d) headed “The Proposed Acquisitions — Key Terms of the Proposed Acquisitions” above; and

(3)	the approval of the independent shareholders of Unicom A Share Company.
Consideration and Basis for Determining the Annual Lease Fee
Under the Network Lease Agreement, the annual fee payable by Unicom China for the Lease for the two financial years ending 31 December 2009 and 2010 is RMB2.0 billion and RMB2.2 billion (equivalent to HK$2.3 billion and HK$2.5 billion), respectively. Unicom China is required to pay the lease fee on a quarterly basis in cash and the quarterly payment must be made to Unicom New Horizon within 30 days after the end of each preceding quarterly period.
For the six months ended 30 June 2008, the telecommunications business in the 21 provinces in Southern China and the local access telephone business in Tianjin Municipality generated service revenue of RMB5.75 billion (equivalent to HK$6.51 billion). On this basis, and taking into account relevant market precedents, the basic lease fee for the Lease has been determined to be RMB1.8 billion (equivalent to HK$2.0 billion) per annum. Based on such basic lease fee and taking into account the growth potential and the prospects of the telecommunications business in the 21 provinces in Southern China, the annual lease fee for the financial years ending 31 December 2009 and 2010 has been determined to be RMB2.0 billion (equivalent to HK$2.3 billion) and RMB2.2 billion (equivalent to HK$2.5 billion), respectively.
Network Maintenance
Under the Network Lease Agreement, Unicom China is responsible for the on-going cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in Southern China.
(c)	Network Purchase Option
In connection with the Lease, Unicom New Horizon has granted to Unicom China an option, but not an obligation, to purchase the telecommunications networks in Southern China. The purchase option may be exercised, at the discretion of Unicom China, at any time during the term of the Lease. No premium has been paid or will be payable by Unicom China for the grant of such purchase option.

LETTER FROM THE BOARD
In the event that Unicom China elects to exercise such purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in Southern China determined in accordance with the Listing Rules, applicable PRC laws and regulations, and taking into account the prevailing market conditions and other factors.
The Company will comply with all applicable requirements under the Listing Rules and relevant PRC laws and regulations, in particular, the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules and the 2-Step Approach, if and when Unicom China decides to exercise the purchase option as stated above.
(d)	Reasons For and Benefits of the Lease
The Company believes that the operation of the telecommunications business in Southern China by way of leasing will enable the Group to effectively reduce the investment risks involved in the development of the telecommunications business in Southern China. The leasing of such assets is also expected to enable the Group to benefit from the growth potential of the telecommunications business in Southern China while being able to operate such business in a more cost effective manner. On this basis, and having taken into account the reasons and benefits for the Proposed Acquisitions described above, the Directors, including all the independent non-executive Directors, believe that the Lease is entered into on normal commercial terms, the terms of the Lease are fair and reasonable and in the interests of the Shareholders as a whole.
4.	LISTING RULES IMPLICATIONS FOR THE COMPANY
The total consideration for the Proposed Acquisitions is RMB6.43 billion (equivalent to HK$7.28 billion). As the highest applicable percentage ratio of the Proposed Acquisitions, whether on a stand-alone basis or aggregated with the applicable percentage ratios of the Previous Transaction, exceeds 5% but falls below 25%, the Transfer Agreement pursuant to which the Proposed Acquisitions will be made constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.
Unicom Parent is the ultimate parent company of the Company and, as at the date of this Circular, Unicom Parent indirectly controls approximately 40.92% of the issued share capital of the Company through its shareholdings in Unicom A Share Company and Unicom BVI. Unicom BVI directly holds a 40.92% shareholding in the Company. As at the date of this Circular, Netcom Parent indirectly controls approximately 30.44% of the issued share capital of the Company through its shareholding in Netcom BVI, which directly holds a 30.44% shareholding in the Company. As Unicom China is a member of the Group, and each of Unicom Parent and Netcom Parent is a connected person of the Company, the Transfer Agreement pursuant to which the Proposed Acquisitions will be made, whether on a stand-alone basis or aggregated with the applicable percentage ratios of the Previous Transaction, also constitutes a connected transaction for the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. As each of Unicom BVI and Netcom BVI will be regarded as having a material interest in the Transfer Agreement, each of Unicom BVI and Netcom BVI and their respective associates will abstain from voting on the resolution to approve the Transfer Agreement.

LETTER FROM THE BOARD
As the highest applicable percentage ratio in respect of the Lease exceeds 0.1% but falls below 2.5%, the Lease constitutes a continuing connected transaction for the Company which is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.
The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made.
5.	INFORMATION ON THE COMPANY AND UNICOM CHINA
The Company was incorporated in Hong Kong with limited liability on 8 February 2000. Unicom China is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through Unicom China, the Company is principally engaged in GSM cellular business in 31 provinces, municipalities and autonomous regions in the PRC, the provision of fixed-line voice and value-added services, broadband and other Internet-related services, information and communications technology services, business and data communication services and advertising and media services in service regions consisting of Beijing, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province.
The Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 (Hong Kong time) and the ADSs were listed on the New York Stock Exchange on 21 June 2000 (New York time).
6.	INFORMATION ON UNICOM PARENT, NETCOM PARENT, UNICOM NEW HORIZON AND UNICOM A SHARE COMPANY
Unicom Parent is principally engaged in telecommunications and related businesses in the PRC. Netcom Parent is principally engaged in fixed-line telecommunications operation in the PRC, providing telecommunications services, including fixed-line telephone, broadband and Internet-based services across the PRC.
As disclosed in the Company’s announcement dated 16 November 2008, Unicom Parent and Netcom Parent have agreed to undertake a merger. Subject to obtaining all necessary PRC approvals, it is expected that such merger will become effective in early January 2009 and before the completion of the Proposed Acquisitions. Upon such merger becoming effective, Unicom Parent will assume all the rights and obligations of Netcom Parent, all the assets, liabilities and business of Netcom Parent will be vested in Unicom Parent, and Netcom Parent will cease to exist and operate as a separate legal entity.

LETTER FROM THE BOARD
Unicom New Horizon is a wholly-owned subsidiary of Unicom Parent incorporated under the laws of the PRC and is principally engaged in the construction and operation of telecommunications networks in the PRC.
Unicom A Share Company is a joint stock limited company incorporated under the laws of the PRC, whose shares were listed on the Shanghai Stock Exchange on 9 October 2002. Unicom A Share Company is majority-owned by Unicom Parent and is an intermediate parent company of the Company. Unicom A Share Company and its subsidiaries are principally engaged in the telecommunications and related businesses in the PRC.
7.	EGM
A notice of the EGM to be held at The Island Ballroom C, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 14 January 2009 at 3:30 p.m. is set out on pages N-1 and N-2 of this Circular at which an ordinary resolution will be proposed to approve the Transfer Agreement pursuant to which the Proposed Acquisitions will be made. The vote of the Independent Shareholders at the EGM will be taken by way of a poll.
A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.
8.	ADDITIONAL INFORMATION
Your attention is drawn to (i) the letter of the Independent Board Committee set out on pages 28 and 29 of this Circular, (ii) the letter from Rothschild containing its advice to the Independent Board Committee and the Independent Shareholders set out on pages 30 to 42 of this Circular and (iii) the information set out in the Appendix to this Circular.
WARNING: The completion of the Proposed Acquisitions and the Lease are each subject to the satisfaction (or if applicable, waiver) of certain conditions described above, and thus the Proposed Acquisitions and/or the Lease may or may not become effective. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

LETTER FROM THE BOARD
9.	RECOMMENDATION
The Directors (excluding the independent non-executive Directors whose views are expressed in the letter from the Independent Board Committee set out on pages 28 to 29 of this Circular, after taking into account the advice from Rothschild set out in the letter from Rothschild on pages 30 to 42 of this Circular) believe that the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made are fair and reasonable and in the interests of the Shareholders as a whole, and therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this Circular.

Yours faithfully,
By Order of the Board
China Unicom (Hong Kong) Limited

Chang Xiaobing
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
22 December 2008
To the Independent Shareholders
Dear Sir or Madam,
CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION
PROPOSED ACQUISITIONS OF CERTAIN ASSETS AND
BUSINESS FROM UNICOM PARENT AND NETCOM PARENT
We refer to the circular (the “Circular”) dated 22 December 2008 issued by the Company to the Shareholders of which this letter forms a part. Terms defined in the Circular shall have the same meaning when used in this letter, unless the context otherwise requires.
On 16 December 2008, the Board announced that Unicom China, a wholly-owned subsidiary of the Company, entered into the Transfer Agreement with Unicom A Share Company pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Acquisition Agreement to Unicom China, which will result in Unicom China making the Proposed Acquisitions.
We have been appointed as the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made are fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.
Rothschild has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made. The text of the letter of advice from Rothschild containing recommendation and the principal factors that they have taken into account in arriving at their recommendations are set out on pages 30 to 42 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
Having considered the information set out in the Letter from the Board and the principal factors, reasons and recommendation set out in the letter from Rothschild, we are of the opinion that the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made are fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.
Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of the Circular to approve the terms of the Transfer Agreement at the EGM.

Yours faithfully,
Cheung Wing Lam Linus
(Chairman of the Committee)
Wu Jinglian
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Independent Board Committee

LETTER FROM ROTHSCHILD
The following is the text of a letter from Rothschild, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Transfer Agreement, which has been prepared for the purpose of inclusion in this Circular.
22 December 2008
To the Independent Board Committee
  and the Independent Shareholders of
  China Unicom (Hong Kong) Limited
Dear Sir or Madam,
CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION
PROPOSED ACQUISITIONS OF CERTAIN ASSETS AND
BUSINESS FROM UNICOM PARENT AND NETCOM PARENT
We refer to the Transfer Agreement and the Proposed Acquisitions, details of which are contained in the circular issued by the Company dated 22 December 2008 (the “Circular”) of which this letter forms part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote.
The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.
Pursuant to the Listing Rules, the Transfer Agreement pursuant to which the Proposed Acquisitions will be made constitutes connected transaction and discloseable transaction for the Company. Accordingly, the Transfer Agreement is subject to, among other things, the approval of the Independent Shareholders at the EGM. Unicom BVI and Netcom BVI (being substantial Shareholders with an aggregate interest of approximately 71.36% of the issued share capital of the Company as at the Latest Practicable Date) and their respective associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution approving the Transfer Agreement pursuant to which the Proposed Acquisitions will be made at the EGM.
In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all respects as at the date hereof and that they may be relied upon. We have

N M Rothschild & Sons (Hong Kong) Limited	Telephone	+852 2525 5333
16th Floor, Alexandra House	Facsimile	+852 2868 1728
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LETTER FROM ROTHSCHILD
also assumed that all information, representations and opinions contained or referred to in the Circular, including the valuations conducted by the Appraiser (and information and representations made to the Appraiser), are true, accurate and complete in all respects, are fair and reasonable and, accordingly, we have relied on them.
We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have all declared in a responsibility statement set out in the section headed “General information — Responsibility statement” in the Appendix to the Circular that they collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in this Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Circular misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group, or the Target Assets and Business.
Principal factors and reasons
In arriving at our opinion, we have taken into consideration the following principal factors and reasons:
1.	Commercial reasons for, and benefits of, the Proposed Acquisitions
After the merger between China Unicom Limited (“Unicom”) and China Netcom (the “Merger”) on 15 October 2008, the Company (being the merged entity) is principally engaged in GSM cellular business throughout the PRC as well as providing fixed-line voice and value-added services, broadband and other Internet-related services, information and communications technology services, business and data communication services and advertising and media services in 10 provinces, municipalities and autonomous region in Northern China.
Following the completion of the Proposed Acquisitions, the Group will be able to extend its fixed line and broadband businesses to Southern China such that the Group will be able to operate a full spectrum of telecommunication services ranging from GSM cellular business to fixed-line voice and broadband services in all provinces, municipalities and autonomous regions throughout the PRC. The additional coverage of the Group’s fixed line and broadband businesses in Southern China effectively extend and integrate the Group’s telecommunication businesses in the PRC and significantly increase the population coverage of the Group’s fixed line and broadband businesses which could strengthen the Group’s overall competitiveness, corporate image and market position. In particular, the population in the areas where the Company operates the fixed line and broadband businesses will increase from approximately 450.68 million as at 31 December 2007, before the Proposed Acquisitions, to approximately 1,308.08 million as at 31 December 2007 after completion of the Proposed Acquisitions.

LETTER FROM ROTHSCHILD
The Company believes that the Proposed Acquisitions will create synergies for the Group in various areas including business development and resources utilisation. By integrating the Group’s existing fixed line and mobile businesses in Southern China and acquiring the key transmission assets and supporting businesses, the Company believes that it will strengthen its overall customer proposition by offering multi-platform telecommunications services through a single provider. As such, cross-selling and bundling opportunities could lead to revenue synergies. Additionally, improved fixed telecommunications infrastructure could support transmission for the mobile network, which could generate operating cost synergies. Further, the Company believes that synergies could be achieved through better utilisation and coordination of human resources, shared costs and capital as an integrated business throughout the PRC.
Upon completion of the Proposed Acquisitions, the Group will own all major telecommunication businesses and assets necessary for its telecommunication operations in China (except telecommunication and other assets to be leased under the Network Lease Agreement and other lease agreement), thereby reducing reliance on and potential competition with the Unicom Parent Group. Although the Group will lease the telecommunication assets relating to the fixed line and broadband businesses in Southern China from Unicom New Horizon, the Group would be able to reduce the overall volume and number of connected transactions previously entered into with the Unicom Parent Group upon completion of the Proposed Acquisitions, thereby improving corporate governance.
Through the Merger, the Company has acquired the design institute and customer service centre owned by China Netcom. With the Proposed Acquisitions, the Company will acquire similar businesses undertaken by CITC and New Guoxin from Unicom Parent such that the Company can integrate such services more effectively under the same holding company.
Based on the above, we concur with the view of the Board that the Proposed Acquisitions represent an opportunity for the Company to strengthen its telecommunication businesses and consolidate its position and further capitalise on the growth potential of the telecommunications industry in the PRC.
2.	The Proposed Acquisitions
(i)	Target Assets and Business
Under the Transfer Agreement, the Company will acquire the Target Fixed Line Business (as defined below), Northern Backbone Asset (as defined below) and 100% equity interest in each of Unicom Xingye, CITC and New Guoxin (together the “Target Subsidiaries”) for a total consideration of RMB6.43 billion (equivalent to approximately HK$7.28 billion).

LETTER FROM ROTHSCHILD
Independent Shareholders should note that the Transfer Agreement does not contain an apportionment of the overall consideration and no attempt was made by the Company and Unicom Parent and Netcom Parent to agree an apportionment of the overall consideration between the various different assets and businesses to be acquired by the Company since the commercial agreement between the parties had always been that the assets and businesses would be acquired as an entire package and therefore, the only issue relating to consideration was the total price to be paid for the entire package of assets and business. Independent Shareholders should also note that the Proposed Acquisitions have been structured on the basis that approval is sought for the acquisition of the entire package of assets and businesses.
In assessing the fairness of the terms of the Proposed Acquisitions, we have taken into account business and financial performance of individual asset/business notwithstanding that the terms of the Proposed Acquisitions will be considered as a whole. Please refer to the paragraph headed “Letter from the Board — The Proposed Acquisitions — Financial information and appraised value of the Target Assets and Business” in the Circular for further details.
Target Fixed Line Business
Under the Transfer Agreement, the Company will acquire all existing business contracts in respect of the telecommunications business in Southern China currently operated by Unicom Parent and Netcom Parent and/or their respective subsidiaries and branches, including, without limitation, the rights and obligations arising from all the supply contracts, sales contracts as well as employee contracts that are necessary for the on-going operation of the telecommunications business in Southern China (but not the underlying fixed assets) and the local access telephone business in Tianjin Municipality currently operated by the Tianjin Municipal branch of Unicom Parent and the related fixed assets (other than land and buildings) necessary for the operation of such local access telephone business (together, the “Target Fixed Line Business”).
Independent Shareholders should note that the fixed assets necessary for the operation of the telecommunication business in Southern China, in particular, the telecommunication networks in Southern China (the “Network Assets”), will be retained by Unicom New Horizon (a wholly-owned subsidiary of Unicom Parent) and will not form part of the Proposed Acquisitions. Rather, the Network Assets will be leased to Unicom China pursuant to the Network Lease Agreement. Based on our discussions with the Company, we understand that the reason for not acquiring the Network Assets as part of the Proposed Acquisitions is mainly due to the significant value of the Network Assets which could potentially significantly increase the gearing ratio of the Group. The Lease would enable the Company to effectively reduce the investment risks involved in developing the Network Assets while giving the Group an option to purchase the Network Assets later, which in turn would provide the Group with the necessary flexibility to utilise its resources more efficiently.
Certain key financial information of the Target Fixed Line Business is set out in the paragraph headed “Letter from the Board — The Proposed Acquisitions — Financial information and appraised value of the Target Assets and Business” in the Circular. We note that the Target Fixed Line Business has experienced significant growth in both revenue and the unaudited adjusted profit before interest,

LETTER FROM ROTHSCHILD
tax, depreciation and amortisation (“EBITDA”). In particular, the unaudited adjusted EBITDA of the Target Fixed Line Business has increased from approximately RMB454 million for the year ended 31 December 2006 to approximately RMB493 million for the year ended 31 December 2007. The unaudited adjusted EBITDA for the six months ended 30 June 2008 has increased further to approximately RMB965 million. Based on our discussion with the management of the Company, we understand that the Target Fixed Line Business is in its early stage of development (started in 2002) and the unaudited adjusted EBITDA margin has improved as a result of the increase in subscriber base and economies of scale. As at 30 June 2008, the Target Fixed Line Business had a total number of approximately 13.58 million subscribers, of which, the number of subscribers who subscribed for fixed-line telephone services and the wireless local telephone service were approximately 10.11 million and those for broadband services were approximately 3.47 million, representing an increase of approximately 9.5% and 25.7% in the subscriber number in the respective services when compared to the subscriber number as at 31 December 2007.
Northern Backbone Asset
Backbone transmission assets in Northern China currently owned by Netcom Parent and/or its subsidiaries (the “Northern Backbone Asset”), primarily comprises electric cables of approximately 100 kilometres, fibre-optic cables of approximately 37,271.17 kilometres, pipelines of approximately 2,819.28 kilometres and a number of transmission devices which constitute an indispensable and core asset for the operation of the telecommunication business.
Unicom Xingye
Unicom Xingye is mainly engaged in the provision of technical support, manufacturing services as well as research and design of SIM cards and other telephone cards in the PRC. From our discussions with the management of the Company, we understand that substantially all of the revenue of Unicom Xingye was derived from the Group and net profit margin remained relatively stable at approximately 10.0% for both the year ended 31 December 2007 and the six months ended 30 June 2008.
CITC
CITC is one of the first and the largest top-grade comprehensive designing institutes founded by the former Ministry of Posts and Telecommunications of China. It is engaged in the provision of consultancy, survey, design and general contract services relating to information projects and construction projects in the telecommunications industry. CITC is also engaged in the design, integration and software development for information networks. Its customers include all major telecommunication operators in the PRC.

LETTER FROM ROTHSCHILD
From our discussions with the management of the Company, we understand that CITC derives its revenue from the three main telecommunication companies in the PRC with approximately 55.1% of revenue attributable from the Company and Netcom Parent (and/or its subsidiaries and branches) for the nine months ended September 2008. Net profit margin increased from approximately 12.9% for the year ended 31 December 2007 to approximately 19.0% for the nine months ended 30 September 2008. Based on our discussion with the management of the Company, the increase in the net profit margin was primarily due to the lower cost incurred for services provided.
New Guoxin
Following the completion of an intra-group restructuring of the Unicom Parent Group immediately prior to the completion of the Proposed Acquisitions, New Guoxin will be principally engaged in the provision of customer services and hotline business. From our discussions with the management of the Company, we understand that approximately 60.2% of the revenue of New Guoxin for the six months ended 30 June 2008 was derived from the Group. Net profit margin has decreased from approximately 17.2% for the year ended 31 December 2007 to approximately 14.7% for the six months ended 30 June 2008. From our discussion with the Company, we understand that the decrease in the net profit margin was primarily due to the lower other income from the write-off of accounts payables in the six months ended 30 June 2008 than for the year ended 31 December 2007.
(ii)	Basis of consideration
The consideration for the Proposed Acquisitions of RMB6.43 billion (equivalent to approximately HK$7.28 billion) was determined after arm’s length negotiations with reference to a number of factors, including, among others, the appraised value of the Target Assets and Business (where applicable), the long-term growth prospects, current and future earning potential, current financial position and investment needs in respect of the Target Assets and Business, as well as the reasons and benefits as described in the “Letter from the Board” in the Circular. The consideration will be payable in cash on completion of the Proposed Acquisitions and will be satisfied in full from the Company’s internal funds.
As the consideration payable for certain Target Assets and Business may be subject to further adjustments (whether upward or downward) pending the approval by SASAC, Independent Shareholders should note that if the difference as the result of such adjustments (whether upward or downward) between (a) the final consideration for the Proposed Acquisitions, reflecting the SASAC approved amount of the consideration for such Target Assets and Business and (b) the amount of the consideration for the Proposed Acquisitions as disclosed in the Circular exceeds RMB300 million (equivalent to approximately HK$340 million), the parties will re-negotiate the consideration for the Target Assets and Business. Details of the adjustment mechanism are set out in the paragraph headed “Letter from the Board — The Proposed Acquisitions — Key terms of the Proposed Acquisitions — Consideration” in the Circular.

LETTER FROM ROTHSCHILD
It is noted from the valuation report prepared by the Appraiser issued on 15 December 2008 that the Target Fixed Line Business had an appraised net liability as at 30 June 2008 of approximately RMB1.37 billion (equivalent to approximately HK$1.55 billion). Certain settlement mechanisms have been put in place in respect of the sharing of the current liabilities as at the date of completion of the Transfer Agreement with respect to the telecommunications business in Southern China in the Transfer Agreement such that, on the date of completion of the Proposed Acquisitions, the parties will use commercially reasonable efforts to allocate the rights and obligations arising from the telecommunication business in Southern China. In particular, Unicom China will pay Unicom Parent and/or Netcom Parent the remaining balances of the accounts receivable and prepayments of the telecommunications business in Southern China as at the date of completion. Unicom Parent and/or Netcom Parent will be required to pay Unicom China the remaining balances of accounts payable, tax payable, unredeemed reward points, deferred revenue and salaries payable in respect of the telecommunications business in Southern China as at the date of the completion of the Transfer Agreement. As a result, it is expected that the Group will be able to acquire the telecommunications business in Southern China with an equal amount of current assets and current liabilities as at the date of completion of the Proposed Acquisitions. Please refer to the paragraph headed “Letter from the Board — The Proposed Acquisitions — Key terms of the Proposed Acquisitions — Completion” in the Circular for further details.
(iii)	Valuation considerations
The Proposed Acquisitions have been structured on the basis that approval is sought for the acquisition of the entire package of assets comprising the Target Assets and Business. As such, for the purpose of our analysis on the consideration, we have assumed that the consideration for the Northern Backbone Asset and each of the Target Subsidiaries to be the same as their respective appraised value and assumed that the remaining amount will be the implied consideration for the Target Fixed Line Business.
Table 1 — Implied consideration for the Target Fixed Line Business

Target Assets and Business	Amount	Comment
	(RMB million)

Consideration for the Proposed Acquisitions	6,430
Deduct appraised value of:
Northern Backbone Asset	702	Appraised value as at 30 June 2008
Unicom Xingye	419	Appraised value as at 30 June 2008
CITC	1,349	Appraised value as at 30 September 2008
New Guoxin	1,162	Appraised value as at 30 June 2008

Implied consideration for the Southern Fixed Line Business	2,798

LETTER FROM ROTHSCHILD
Target Fixed Line Business
We have used a number of commonly used methodologies to analyse the implied consideration for the Target Fixed Line Business, namely comparable companies analysis and precedent transactions analysis.
(a)	Comparable companies analysis
Since the Network Assets will be retained by the Unicom Parent Group and will not form part of the Proposed Acquisitions, in identifying companies comparable to the Target Fixed Line Business (the “Fixed Line Comparable Companies”), we have focused on alternative network telecommunication companies which also adopted an asset-light model. In particular, we have reviewed all the telecommunication companies in Asia, Europe and United States of America with enterprise value between HK$780 million and HK$19,500 million (as at the Latest Practicable Date), and have selected those that primarily provide telephone service, broadband internet service and other wireline telecommunication related services and have adopted an asset-light business model. The Fixed Line Comparable Companies we have selected based on the criteria set out above are ITC^DeltaCom, Inc., KCOM Group PLC, PAETEC Holding Corp., Tiscali S.p.A. and United Internet AG.
In addition, we have also reviewed traditional telecommunication companies in Asia that primarily provide telephone service, broadband internet service and other wireline telecom related services with a large asset base, such as China Telecom Corporation Limited, Chunghwa Telecom Co., Ltd., City Telecom (H.K.) Limited, the Company, KT Corporation, SK Broadband Co., Ltd. and Telekom Malaysia Berhad but considered them not comparable on the basis that the enterprise value of these asset heavy companies would, to a certain extent reflect the size of their asset base. Furthermore, since these asset heavy companies are generally more mature in their stage of development, the growth prospects would be different to the Target Fixed Line Business, and, hence, we have not relied on them.
Historically, the wireline telecommunication business and the local access telephone business in Southern China operated by the Unicom Parent and the Netcom Parent were loss making. As a result, we have not relied on the commonly used price to earnings ratios in our analysis and instead we have used the enterprise value1 (“EV”) / Sales and EV/EBITDA multiples in our comparison in this section. Our analysis on the comparable trading companies is set out in the table below.

[1]	Enterprise value is defined as the equity value (being the market capitalisation) plus net debt and minority interests less interests in joint ventures and associates.

LETTER FROM ROTHSCHILD
Table 2 — Trading multiples of Fixed Line Comparable Companies

		Market
Company	Listing	capitalisation[1]	EV	EV/Sales[2]	EV/EBITDA[2]
		(HK$ million)	(HK$ million)	(Times)	(Times)

ITC^DeltaCom, Inc.	United States of America	563	2,529	0.66x	4.8x
KCOM Group PLC	United Kingdom	797	2,869	0.48x	3.8x
PAETEC Holding Corp.	United States of America	1,440	7,722	0.96x	5.7x
Tiscali S.p.A.	Italy	5,047	10,729	1.06x	6.0x
United Internet AG	Germany	15,243	17,549	1.07x	5.1x
Simple average				0.85x	5.1x

Target Fixed Line Business under the Proposed Acquisitions[4]				0.14x	2.9x
Sources: Bloomberg and the latest published consolidated financial statements of the respective companies
Notes:

1.	As at the Latest Practicable Date.

2.	Sales and EBITDA as per the latest published annual financial statements of the relevant comparable company available on the Latest Practicable Date.

3.	Exchange rates into HK$ as at the Latest Practicable Date were used.

4.
Net cash used in the calculation of the enterprise value of the Target Fixed Line Business assumed to be equal to the appraised net liability of Target Fixed Line Business as at 30 June 2008 (i.e. RMB1.37 billion).

As illustrated in Table 2 above, the implied consideration for the Target Fixed Line Business represents an EV/Sales multiple of approximately 0.14 times and an EV/EBITDA multiple of approximately 2.9 times the sales and EBITDA of the Target Fixed Line Business for the year ended 31 December 2007, respectively. These multiples are lower than the trading multiples of the Fixed Line Comparable Companies.

LETTER FROM ROTHSCHILD
(b)	Precedent transactions analysis
We have reviewed completed merger and acquisition transactions of similar business since 1 January 2007 up to and including the Latest Practicable Date. In particular, we have selected transactions that involve in the acquisition of business primarily engaged in telecommunications industry with an asset-light business model and with a minimum enterprise value of HK$780 million. We have identified four transactions (“Fixed Line Comparable Transactions”) based on the above criteria which we consider to be comparable, details of which are summarised in the following table.
Table 3 — Transaction multiples of Fixed Line Comparable Transactions

Date of announcement	Target	Acquirer	Vendor	EV	EV/Sales	EV/EBITDA
				(HK$ million)	(Times)	(Times)

27 July 2008	CDMA Business	China Telecom Corporation Limited	Corporation Limited China Unicom	46,455	1.26x	4.1x
26 May 2008	VANCO Group Limited	Reliance Globalcom Limited	Public takeover	1,004	0.47x	3.5x
28 October 2007	Covad Communications Group, Inc.	Platinum Equity LLC	Public takeover	3,389	0.90x	17.7x
9 May 2007	Tele2 Denmark	Telenor ASA	Tele2 AB	1,239	0.61x	15.2x
Simple average					0.81x	10.1x

Target Fixed Line Business under the Proposed Acquisitions[3]	Target Fixed Line Business	The Company	Unicom Parent and Netcom Parent		0.14x	2.9x
Sources: Circulars and announcements of the respective companies
Notes:

1.	Sales and EBITDA as per the annual financial statements of the relevant companies available before the announcement of the transactions.

2.	Exchange rates into HK$ as at the Latest Practicable Date were used.

3.
Net cash used in the calculation of the enterprise value of the Target Fixed Line Business assumed to equal to the appraised net liability of Target Fixed Line Business as at 30 June 2008 (i.e. RMB1.37 billion).

Based on the Fixed Line Comparable Companies above, both the implied historical EV/Sales multiple and EV/EBITDA multiple of the Target Fixed Line Business under the Proposed Acquisitions are below the simple average of the Fixed Line Comparable Transactions. However, it should be noted that the stage of development of these companies may be different from those of the Target Fixed Line Business.

LETTER FROM ROTHSCHILD
Northern Backbone Asset and the Target Subsidiaries
The table below sets out the appraised value, valuation date, primary method used by the Appraiser and the net asset value (“NAV”) of the Northern Backbone Asset, Unicom Xingye and New Guoxin as at 30 June 2008 and CITC as at 30 September 2008.
Table 4 — Appraisal Summary of Northern Backbone Asset and the Target Subsidiaries

			Primary method
	Appraised		used by the
	value[1]	Valuation date[1]	Appraiser[1]	NAV[2]	% change
	(RMB million)			(RMB million)	(%)

Northern Backbone Asset	702	As at 30 June 2008	Cost method	697	0.78%
Unicom Xingye	419	As at 30 June 2008	Cost method	406	3.02%
CITC	1,349	As at 30 September 2008 (note)	Cost method	1,312	2.85%
New Guoxin	1,162	As at 30 June 2008	Cost method	1,215	(4.37)%
Sources:

1.	Respective valuation reports prepared by the Appraiser in respect of the Northern Backbone Asset, Unicom Xingye, CITC and New Guoxin issued on 15 December 2008

2.	From the “Letter from the Board”

Note:	As CITC only completed its conversion into a limited liability company on 27 September 2008, its valuation date was set at 30 September 2008.
The consideration for the Proposed Acquisitions (including the Northern Backbone Asset and the Target Subsidiaries) was determined after arm’s length negotiations with reference to a number of factors, including, among others, the appraised value of the Target Assets and Business (where applicable), the long-term growth prospects, current and future earning potential, current financial position and investment needs in respect of the Target Assets and Business, as well as the reasons and benefits as described in the “Letter from the Board” in the Circular.
We have discussed with the Appraiser on the methodology and assumptions used in their valuation of the Northern Backbone Assets and Target Subsidiaries, which was primarily based on cost method. Given the asset nature of the Northern Backbone Assets and a substantial portion of the Target Subsidiaries’ revenues were derived from the Group in the past, we concur with the Appraiser that a cost method approach would be more appropriate for the Northern Backbone Assets and the equity

LETTER FROM ROTHSCHILD
interests of the Target Subsidiaries. The Appraiser used earnings method as a secondary reference for the Target Subsidiaries. The difference between appraised value and NAV is primarily due to valuation adjustment for property assets and equipment. Based on our discussions with the Appraiser, we are of the view that the valuations of the Northern Backbone Assets and Target Subsidiaries performed by the Appraiser have been conducted after due and careful consideration.
(iv)	Conditions of the Proposed Acquisitions
As noted in the paragraph headed “Letter from the Board — The Proposed Acquisitions — Key terms of the Proposed Acquisitions — Condition precedents” in the Circular, completion of the Proposed Acquisitions is conditional upon fulfilment of various conditions precedent including obtaining the approvals of the independent shareholders of Unicom A Share Company and Independent Shareholders on the Proposed Acquisitions. Please refer to the “Letter from the Board” in the Circular for further details of the other conditions precedent and the 2-Step Approach.
Subject to the satisfaction (or, if applicable, waiver) of the conditions of the Proposed Acquisitions, completion is expected to take place on 31 January 2009. On completion of the Proposed Acquisitions, all of the rights and obligations arising from the operation of the Target Assets and Business will be assumed by the Group with effect from 1 January 2009.
3.	Financial effects of the Proposed Acquisitions on the Company
Following completion of the Proposed Acquisitions, the Company will become the operator of the Target Fixed Line Business and the holding company of Unicom Xingye, CITC and New Guoxin. Accordingly, their results will be consolidated into the financial statements of the Group using pooling of interest method. As noted in the paragraph headed “Letter from the Board — The Proposed Acquisitions — Financial effects of the Proposed Acquisitions” in the Circular and based on historical financial information of the Target Assets and Business, it is expected that the Proposed Acquisitions would have a positive effect on the financial results of the Group. In terms of gearing, the Company expects that the Proposed Acquisitions (taking into various factors as stated in the “Letter from the Board” in the Circular) will not have a material impact on the gearing position of the Company.
Summary
Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our conclusions:
(i)
Following the completion of the Proposed Acquisitions, the Group will be able to extend its fixed line and broadband businesses to Southern China such that the Group will be able to operate a full range of telecommunication services ranging from GSM cellular business to fixed-line voice and broadband services in all provinces, municipalities and autonomous regions throughout the PRC;

LETTER FROM ROTHSCHILD
(ii)	The Proposed Acquisitions are expected to create synergies for the Group in various areas including business development and resources utilisation;

(iii)
Upon completion of the Proposed Acquisitions, the Group will own all major telecommunication businesses and assets necessary for its telecommunication operations in China (except telecommunication and other assets to be leased under the Network Lease Agreement and other lease agreement);

(iv)	The consideration for the Proposed Acquisitions of RMB6.43 billion (equivalent to approximately HK$7.28 billion) was determined after arm’s length negotiations:
(a)
the EV/Sales and EV/EBITDA multiples implied by the implied consideration for the Target Fixed Line Business represents a discount to the corresponding multiples of the Fixed Line Comparable Companies and the Fixed Line Comparable Transactions;

(b)	the consideration for the Northern Backbone Asset and the Target Subsidiaries is determined with reference to the appraised value conducted by the Appraiser; and
(v)	It is expected that the Proposed Acquisitions would have a positive effects on the financial results of the Group while there will not be any material impact on the gearing position of the Company.
Recommendation
Having considered the above principal factors and reasons, we consider the terms of the Transfer Agreement pursuant to which the Proposed Acquisitions will be made to be on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interest of the Company and the Shareholders taken as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Transfer Agreement as detailed in the “Notice of EGM” which is set out on pages N-1 and N-2 of the Circular.
Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau	Catherine Yien
Managing Director	Director

APPENDIX	GENERAL INFORMATION
1.	RESPONSIBILITY STATEMENT
This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.
The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this Circular misleading.
2.	DISCLOSURE OF INTERESTS
As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange:
(a)	Interests in Shares

		Number of	% of Total
Name of Director	Capacity and Nature	Shares held	Issued Shares

Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.000%
(b)	Interests in Options

				Number of
		Date of Grant	Exercise	Outstanding	% of Total
Name of Director	Capacity and Nature	of Options	Price	Options(1)(2)	Issued Shares

Chang Xiaobing	Beneficial owner (Personal)	21 December 2004	HK$6.20	526,000
		15 February 2006	HK$6.35	746,000

				1,272,000	0.005%

Zuo Xunsheng	Beneficial owner (Personal)	15 October 2008	HK$5.57	686,894	0.003%

APPENDIX	GENERAL INFORMATION

				Number of
		Date of Grant	Exercise	Outstanding	% of Total
Name of Director	Capacity and Nature	of Options	Price	Options(1)(2)	Issued Shares

Tong Jilu	Beneficial owner (Personal)	30 June 2001	HK$15.42	292,000
		20 July 2004	HK$5.92	92,000
		15 February 2006	HK$6.35	460,000

	Beneficial owner (Spouse)	20 July 2004	HK$5.92	32,000
		15 February 2006	HK$6.35	40,000

				916,000	0.004%

Wu Jinglian	Beneficial owner (Personal)	21 May 2003	HK$4.30	292,000
		20 July 2004	HK$5.92	292,000

				584,000	0.002%

Total				3,458,894	0.015%

Notes:

(1)	Each Option gives the holder the right to subscribe for one Share.

(2)	Particulars of the Options are as follows:

Date of Grant	Exercise Period

Options granted pursuant to the Share Option Scheme

30 June 2001	30 June 2001 to 22 June 2010

21 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the Options granted)
21 May 2005 to 20 May 2009 (in respect of 30% of the Options granted)
21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the Options granted)

20 July 2004	20 July 2005 to 19 July 2010 (in respect of 40% of the Options granted)
20 July 2006 to 19 July 2010 (in respect of 30% of the Options granted)
20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the Options granted)

21 December 2004	21 December 2005 to 20 December 2010 (in respect of 40% of the Options granted)
21 December 2006 to 20 December 2010 (in respect of 30% of the Options granted)
21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the Options granted)

APPENDIX	GENERAL INFORMATION

Date of Grant	Exercise Period

15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the Options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the Options granted)

Options granted pursuant to the Special Purpose Unicom Share Option Scheme

15 October 2008	15 October 2008 to 16 November 2010 (for Mr. Zuo Xunsheng, in respect of 445,614 Options) 17 May 2009 to 16 November 2010 (for Mr. Zuo Xunsheng, in respect of 241,280 Options)
Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.
As at the Latest Practicable Date, none of the Directors or any of the professional advisers named in paragraph 7 headed “Experts and Consents” in this Appendix had any direct or indirect interest in any assets which, since 31 December 2007 (being the date of the latest published audited financial statements of the Company), have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.
None of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which is significant to the business of the Group taken as a whole.
As at the Latest Practicable Date, none of the Directors or their associates had an interest in any business which competes or is likely to compete, either directly or indirectly, with the Group’s business.

APPENDIX	GENERAL INFORMATION
3.	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS
As at the Latest Practicable Date, so far as the Directors were aware, the following persons were, directly or indirectly, interested in 5% or more of the issued share capital carrying rights to vote at general meetings of the Company (the “Substantial Shareholders”):
Long Position

			Percentage of
	Shares Held		Total Issued
	Directly	Indirectly	Shares

Unicom BVI[1]	9,725,000,020	—	40.92%
Unicom A Share Company[1]	—	9,725,000,020	40.92%
Unicom Parent[1]	—	9,725,000,020	40.92%
Netcom BVI[2]	7,234,075,906	—	30.44%
Netcom Parent[2]	—	7,234,075,906	30.44%
Telefonica Internacional S.A.U.	1,278,403,444	—	5.38%
Notes:

(1)
Due to the fact that Unicom Parent and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the interests of Unicom Parent and Unicom A Share Company.

(2)
Due to the fact that Netcom Parent directly controls one-third or more of the voting rights in the shareholders’ meetings of Netcom BVI, in accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Netcom Parent. Such interests also include the 225,722,971 Shares held by Netcom BVI as trustee on behalf of a PRC Shareholder representing 0.95% of the issued share capital of the Company.

Save as disclosed herein, there is no person known to the Directors or chief executive of the Company who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who was, directly or indirectly, interested in 5% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX	GENERAL INFORMATION
As at the Latest Practicable Date, the following Directors were the directors or employees of companies which had interests or short positions in the Shares and underlying Shares that would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO:

Directors	Positions held in Substantial Shareholders

Chang Xiaobing	Chairman of Unicom Parent Chairman of Unicom A Share Company Director of Unicom BVI

Lu Yimin	Senior Management of Netcom Parent

Zuo Xunsheng	Deputy General Manager of Netcom Parent Director of Netcom BVI

Tong Jilu	Director, Vice President and Chief Accountant of Unicom Parent Director of Unicom A Share Company

Cesareo Alierta Izuel	Chairman of Telefónica, S.A., the holding company of Telefónica Internacional, S.A.U.
4.	DIRECTORS SERVICE CONTRACTS
As at the Latest Practicable Date, none of the Directors had, or was proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).
5.	NO MATERIAL ADVERSE CHANGES
On 1 October 2008, the Company completed the sale of the CDMA business to China Telecom Corporation Limited. Please refer to the circular to the Shareholders dated 1 August 2008 for further details.
On 15 October 2008, the merger of the Company and China Netcom became effective and China Netcom became a wholly-owned subsidiary of the Company. Please refer to the circular to the Shareholders dated 15 August 2008 for further details.
Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any material change in the financial and trading position of the Group since 31 December 2007, the date to which the latest published audited consolidated accounts of the Group were made up.

APPENDIX	GENERAL INFORMATION
6.	LITIGATION
As at the Latest Practicable Date, none of the members of the enlarged Group (including Unicom Xingye, CITC and New Guoxin) was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the enlarged Group (including Unicom Xingye, CITC and New Guoxin).
7.	EXPERTS AND CONSENTS
(a)	The names and qualifications of the professional advisers to the Company who have been named in this Circular or given their opinion or advice which are contained in this Circular are set out below:

Name	Qualification
China International Capital Corporation Hong Kong Securities Limited	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

N M Rothschild & Sons (Hong Kong) Limited	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

China Enterprise Appraisals	A qualified appraiser in the PRC
(b)
Each of CICC and the Appraiser has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of references to its name in the form and context in which they respectively appear.

(c)
Rothschild has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of the text of its letter and references to its name in the form and context in which they respectively appear.

(d)
Save as disclosed in this Circular, as at the Latest Practicable Date, none of Rothschild and the Appraiser had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX	GENERAL INFORMATION
8.	GENERAL
(a)
The company secretary and qualified accountant of the Company is Ms. Chu Ka Yee (Fellow Member of The Association of Chartered Certified Accountants (FCCA), Associate Member of The Institute of Chartered Accountants in England and Wales (ACA), Certified Public Accountant (CPA) of the Hong Kong Institute of Certified Public Accountants).

(b)	The registered office and head office of the Company is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	Hong Kong Registrars Limited, the share registrar of the Company, is at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.
9.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS
Pursuant to Article 69 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:
(a)	the chairman of the meeting; or

(b)	at least three Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(c)
any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(d)
any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding the Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

APPENDIX	GENERAL INFORMATION
10.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents are available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day for a period of 14 days from the date of this Circular:
(a)	the Acquisition Agreement;

(b)	the Transfer Agreement;

(c)	the letter from the Board;

(d)	the letter from the Independent Board Committee, the text of which is set out on pages 28 and 29 of this Circular;

(e)	the letter from Rothschild to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 30 to 42 of this Circular; and

(f)	the written consents referred to in paragraph 7 headed “Experts and Consents” in this Appendix.

NOTICE OF EGM
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held at The Island Ballroom C, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 14 January 2009 at 3:30 p.m. (the “Meeting”) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:
ORDINARY RESOLUTION
“THAT the transfer agreement dated 16 December 2008 (the “Transfer Agreement”) entered into between China United Network Communications Corporation Limited (“Unicom China”) and China United Telecommunications Corporation Limited (“Unicom A Share Company”) relating to the transfer of all of the rights and obligations of Unicom A Share Company under the Acquisition Agreement (as defined in the circular to the shareholders of the Company dated 22 December 2008, of which this Notice forms part) to Unicom China, a copy of each of the Acquisition Agreement and the Transfer Agreement have been produced to this Meeting marked “A” and “B”, respectively, and signed by the Chairman of this Meeting for identification purposes, be and is hereby approved, ratified and confirmed, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Transfer Agreement and the transactions contemplated therein.”

By Order of the Board
China Unicom (Hong Kong) Limited

Chang Xiaobing
Chairman
Hong Kong, 22 December 2008

NOTICE OF EGM
Notes:
1.
A shareholder of the Company (“Shareholder”) entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her/it. A proxy need not be a Shareholder.

2.
In order to be valid, a form of proxy, together with any power of attorney (if any), or other authority under which it is signed (if any), or a notarially certified copy thereof, shall be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting. Delivery of the form of proxy shall not preclude a Shareholder from attending and voting in person at the Meeting or at any adjourned meeting and, in such event, the form of proxy delivered by such Shareholder shall be deemed to be revoked.

3.
In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each of China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited and their respective associates who are Shareholders will abstain from voting on the above resolution.

4.
The register of the Shareholders will be closed from 12 January 2009 to 14 January 2009 (both days inclusive), during which dates no transfer of Shares will be effected. In order to qualify for voting at the Meeting, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by not later than 4:30 p.m. on 9 January 2009.

5.
The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting. Under Article 69 of the Articles of Association of the Company, a poll can be demanded by (i) the Chairman of the Meeting, (ii) at least three Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the Meeting, (iii) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Meeting or (iv) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid on all Shares conferring that right.